Exhibit 4.30

DATED 30 April 2009

PAUL WINSTON GEORGE RICHARDSON	(1)

and
WPP GROUP USA, INC.	(2)

SERVICE AGREEMENT
in the USA effective from 19 November 2008

Hammonds

7 Devonshire Square London EC2M 4YH DX 136546 Bishopsgate 2

Telephone	+44 (0)870 839 0000 Fax +44 (0)870 839 1001

Offices and Associated Offices Aosta Berlin Birmingham Brussels Hong Kong Leeds London Madrid Manchester Milan Munich Paris Rome Turin

Website www.hammonds.com

Reference CEN/CEN/WPP.002-1015

DATE OF SERVICE AGREEMENT	2008

PARTIES

(1)	PAUL WINSTON GEORGE RICHARDSON of 721 5th Avenue, Apartment 31A, New York, NY 10022. (the “Executive”)

(2)	WPP GROUP USA, INC., a Delaware Corporation with its principal offices located at 125 Park Avenue, New York, New York 10017-3529, USA (the “Company”)

IT IS AGREED THAT:

1	DEFINITIONS

1.1	In this Agreement, the following definitions apply:

“Affiliate” means a person or entity that directly or indirectly controls, or is controlled by, or is under common control with the person or other entity specified.

“Appointment Letter” shall mean the agreement of the date hereof and made between WPP plc (1) and Paul Winston George Richardson (2).

“Board” means the Board of Directors for the time being of the Company.

“Commencement Date” means 19 November 2008.

“Confidential Information” means any confidential information relating to any Group Company and/or Joint Venture Business including (without limitation) its suppliers or business partners or potential customers, suppliers or business partners, pricing, marketing information, intellectual property, business plans or designs, technical data, employees, officers or shareholders, financial information and plans, designs, formula, product lines, research activities, target businesses, any document marked “Confidential” or “Secret”, or any information which the Executive has been told is confidential or which he might reasonably expect the Company or any Group Company and/or Joint Venture Business to regard as confidential, or any information which has been given to the Company or any other Group Company in confidence by customers, suppliers or other persons.

“Director’s Fee” means the fee payable from time to time to the Executive pursuant to the Appointment Letter.

“Group Company” means and includes the Company and the Parent together with their respective Subsidiaries and Affiliates from time to time.

“Immediate Relatives” means wife, children, brothers, sisters, cousins, aunts, uncles, parents, grandparents and the aforesaid relatives by marriage.

“Joint Venture Business” means any person, firm or company with whom the Company or any Group Company has entered into a joint venture whether under the terms of a joint venture agreement or otherwise.

“Parent” means WPP plc a company incorporated in Jersey with registered number 101749.

“Subsidiary” shall mean any corporation of which the Company or the Parent owns, directly or indirectly, more than 50% of the Voting Stock.

“Voting Stock” shall mean capital stock of any class or classes having general voting power under ordinary circumstances, in the absence of contingencies, to elect the board of directors of a corporation.

2	APPOINTMENT

The Company agrees to employ the Executive and the Executive will continue to serve the Company as Finance Director reporting to the Board.

3	DURATION OF EMPLOYMENT

The employment of the Executive continues on the terms of this Agreement with effect from the Commencement Date and shall continue (subject to earlier termination hereunder) until terminated by either party giving twelve (12) months’ written notice to the other. Upon any such notice of termination having been given by either party then for the avoidance of doubt it is hereby agreed that any entitlement by the Executive to the benefits of STIP, ESA, (each as defined in Schedule 2 of this Agreement) pension, car and housing allowance as provided for in Schedule 2 shall be determined on the basis that such notice had been served in full even if this were not the case (save if such notice was reduced by reason of the Company terminating this Agreement pursuant to clause 18.1 hereof with the exception of 18.1(g)).

4	DUTIES

4.1	The Executive will devote all his working time and skill to the business of the Company, its subsidiaries and other Group Companies other than the time when the Executive is required to provide services to the Parent in accordance with the Appointment Letter. He will carry out his duties diligently and properly exercise the powers assigned to him by the Board. He will do his best to promote the interests of the Company and any other Group Company and not knowingly do or willingly permit to be done anything that causes prejudice, loss or injury to the Company or any Group Company.

4.2	The Company may require the Executive to carry out different or additional duties as long as they are consistent with his status and position in the Company.

4.3	The Executive will carry out the lawful orders of the Board and will comply with the Company’s or any other Group Company’s rules, policies and procedures, as applicable to him and as amended from time to time. None of these rules, policies or procedures will give him any contractual rights, unless they expressly provide otherwise.

4.4	The Executive will promptly give to the Board (in writing if required) all information, explanation and assistance that the Board may require in connection with the business or affairs of the Company or any other Group Company and his employment.

4.5	Without prejudice to the other obligations of the Executive, the Executive will comply with all rules promulgated by the Company, the Parent or any Group Company in relation to owning or trading securities.

5	HOURS OF WORK

The Executive shall work such hours as may from time to time reasonably be expected of him and as are consistent with his appointment. There are no normal working hours for the Executive. The Company acknowledges that the Executive has obligations under the Appointment Letter for the provision of his services which will affect the time during which and the times at which he can discharge his duties under this Agreement.

6	PLACE OF WORK

6.1	The Executive will be based at 125 Park Avenue, New York, New York 10017- 5529, United States of America or such other office of the Company or the Parent which, for the time being, shall be located in New York City.

6.2	The Executive’s place of work may be changed (but only upon obtaining the prior written consent of the Executive) to another location whether within or outside the United States of America on either a temporary or indefinite basis as may be reasonably necessary for proper performance of his duties.

6.3	The Executive may be required to travel both throughout and outside the United States of America on the business of the Company or any Group Company.

7	REMUNERATION

7.1	The Company will pay the Executive in respect of the obligations carried out by the Executive under the terms of this Agreement a base salary of US$830,000 per annum (“Base Salary”) in addition to any Director’s Fee payable by equal monthly installments in accordance with the Company’s payroll practices for the time being in force. Payment will be by direct bank transfer into the Executive’s bank account. The Base Salary and Director’s Fee will be reviewed in accordance with the Parent’s policies in place from time to time.

7.2	The Executive will also be eligible to participate in the Incentive Plans referred to in Schedule 2 subject to the rules governing each of those plans from time to time and subject to Clause 3 and Clauses 1.4, 2.5 and 2.6 of Schedule 2 which shall be deemed to override to the extent necessary, respectively the rules of the STlP and ESA. For the avoidance of doubt, if the Company or the Executive terminates his agreement before the end of the performance period to which the STlP or ESA relates then the Executive loses all and any rights he may have in relation to any Incentive Plan which may apply to him save as provided in these aforementioned clauses.

7.3	During his employment the Company will procure that the Company shall provide for the benefit of the Executive the following benefits and/or insurances:

(a)	private medical expenses insurance for the benefit of the Executive, his wife and all their dependent children and his dependent children by his former partner. In the event that the Company or any Group Company discharges the cost of any private medical expenses for the benefit of the Executive’s former partner then and in any such event the Executive shall forthwith reimburse such costs to the Company or relevant Group Company;

(b)	permanent health insurance;

(c)	life assurance (at the rate of 7 times the aggregate of the Base Salary and Director’s Fee from time to time payable under this Agreement),

subject to the rules of the said schemes from time to time (and any replacement schemes provided by the Company) and subject to the Executive (and where appropriate his wife and their dependent children and his dependent children by his former partner) being eligible to participate in or benefit from such schemes pursuant to their rules. If any scheme provider (including but not limited to any insurance company) refuses for any reason (whether based on its own interpretation of the terms of the insurance policy or otherwise) to provide any benefit to the Executive or refuses to admit him or his wife or any dependent children as a member of the scheme, the Company shall not be liable to provide any such benefits itself or any compensation in lieu thereof so long as the Company shall have used its best endeavours to procure an alternative provider at a cost which in all the circumstances is reasonable.

7.4	Nothing in clause 7.3 shall confer any enforceable rights against the Company in favor of any of the Executive’s dependants or any other third party including without limitation any third party beneficiary rights.

7.5	The Executive shall also be eligible to receive such other benefits as are provided by the Company or by the Parent to other Executives at the same or similar level of the Executive from time to time.

7.6	Where the Company makes any credit card available to the Executive, he will:

(a)	take good care of such card and immediately report any loss of such card to the Board; and

(b)	use the card only for the purposes of the Company’s business and in accordance with any applicable Company policy.

8	COMPANY CAR ALLOWANCE AND HOUSING ALLOWANCE

8.1	The Company will pay to the Executive an annual car allowance of $36,800. This allowance will be reviewed in accordance with the Company’s policy from time to time and will be paid to him in arrears on a monthly basis together with his Base Salary and less such deductions as required by law.

8.2	The Company will pay to the Executive an annual housing allowance of US$52,800 net after all taxes. This allowance will be reviewed from time to time as agreed by the parties and will be paid to him in arrears on a monthly basis together with his Base Salary and less such deductions as are required by law.

9	PENSION

The Company and the Executive are parties to a Supplemental Retirement Agreement entered into on 1 July 2008 which addresses the Executive’s pension entitlements. For the avoidance of doubt the appropriate funding shall be at the rate which shall be agreed between the parties from time to time but shall not be less than thirty percent (30%) of the aggregate Base Salary and Director’s Fee and shall be paid quarterly in arrears in US$ (at the prevailing spot rate of £/US$ on 31 March, 30 June, 30 September or 31 December (as appropriate) in relation to the percentage of the Executive’s pension entitlements referable to the Director’s Fee).

10	DEDUCTIONS

The Executive hereby authorises the Company to deduct from his remuneration (which for this purpose includes all any salary, commission, bonus, holiday pay, sick pay and pay in lieu of notice) all debts or sums owed by the Executive to the Company or any Group Company including but without limitation the balance outstanding of any loans (and interest where appropriate) by the Company to the Executive.

11	EXPENSES

The Company shall, subject to the provision of proper receipts; reimburse to the Executive all reasonable traveling, accommodation and other expenses, which the Executive incurs in the performance of his duties under this Agreement.

12	VACATION

12.1

In addition to the usual public holidays in the United States of America during which banks located in the State of New York are required to be closed, the Executive is entitled to 20 working days’ paid vacation in each calendar year to be taken at times approved by the Board. The Executive’s entitlement to vacation time will accrue pro rata throughout each year of employment. The Executive shall be entitled to carry forward any, working days not taken as vacation in any year to the next calendar year but such carry over vacation will be deemed as having been taken in full in that next calendar year whether or not the Executive has actually taken such carry over vacation (in whole or part).

12.2	The Company reserves the right to require the Executive to take any accrued but untaken vacation during any notice period. If the Company exercises its right under clause 17.1 to place the Executive on Garden Leave, the Executive shall be deemed to take any outstanding vacation during that period.

12.3

Where the Executive has at the date of termination taken more or less vacation time than his then accrued entitlement, a proportionate adjustment will be made by way of an addition to or a deduction from (as appropriate) his final gross pay calculated on a pro rata basis. One day’s pay for these purposes is 1/260th of the Executive’s annual Base Salary.

13	OTHER ACTIVITIES DURING EMPLOYMENT

13.1	In addition to the obligations of the Executive under clause 3 (Duties) and subject always to the Executive’s obligations under the Appointment Letter, during his employment hereunder the Executive will not:

(a)	be involved, in any capacity, in providing services, directly or indirectly, to any other person in respect of any business which is similar to or which does or might reasonably be expected to compete or conflict with any aspect of the business of the Company or the Parent or any other Group Company or might materially affect the proper and efficient performance of his duties under this Agreement, unless he has first obtained the Board’s consent in writing; or

(b)	introduce to any other person, firm, company or organisation not being a Group Company business of any kind with which the Company or the Parent or any other Group Company for which he has performed services is or may be able to deal.

13.2	The restrictions contained in clause 13.1 will not prevent the Executive from making passive investments in any publicly held company provided that the Executive’s beneficial ownership of any class of such company’s securities does not exceed 1% of the outstanding securities of such class or prevent him from continuing his association with ICG as a non-executive director and shareholder on the same basis as exists at the date of this Agreement.

13.3	Subject to any written regulations issued by the Company applicable to the Executive, neither the Executive nor the Executive’s Immediate Relatives shall be entitled to receive or obtain directly or indirectly any discount, rebate, commission or other benefit in respect of business transacted (whether or not by the Executive) by or on behalf of the Company or any Group Company, and if the Executive, any of the Executive’s immediate Relatives or any company or business entity in which the Executive or they are interested shall directly or indirectly obtain any such discount, rebate, commission or other benefit the Executive shall forthwith account to the Company or any Group Company the amount received or the value of benefit obtained.

14	INCAPACITY

14.1	Subject to the Company’s right to terminate this Agreement, the Company shall pay the Executive full Base Salary and benefits for a maximum of 26 weeks (whether or not consecutive) of incapacity in any period of 12 months.

14.2

The Executive agrees to have a medical examination and tests, at any time if requested to so by the Board and by a doctor of the Board’s choice in which case the charges will be met by the Company. The Executive will authorise the doctor(s) responsible for such medical examination to disclose and discuss with the Company and/or its medical advisers the results. He will also authorise his own doctor to disclose and discuss with the Company and/or its medical advisers any information about his health or medical record having an actual or potential bearing upon his ability to perform his duties under this Agreement.

15	CONFIDENTIALITY

The Executive agrees to comply with the provisions in Part 1 of Schedule 1 in order to protect the legitimate interests of the Company or of all and any Group Company in relation to Confidential Information.

16	RETURN OF PROPERTY

16.1	All plans, designs, specifications, price lists of clients, correspondence, papers, memoranda, notes, records, videos, tapes and all copies of the foregoing (including such as may be contained in electronic or magnetic media or other forms of computer storage), charge and credit cards which come into the possession of the Executive and which relate to the performance of his services hereunder or to the business of the Company or the Parent or any other Group Company or any Joint Venture Business (including financial information relating to the Company, any Group Company or Joint Venture Business, business methods/know-how or marketing strategy or the identity or requirements or terms of dealing of its suppliers or clients) shall at all times be and remain the property of the Company or the Parent or the relevant Group Company or the relevant Joint Venture Business and the Executive shall not use the same or cause or permit any party whatsoever to use the same except for the benefit of the Company or the Parent or the relevant Group Company or the relevant Joint Venture Business and in the proper performance of his duties.

16.2	If asked to do so by the Company at any time during his employment or automatically when the Executive’s employment ends or if the Executive is required to take Garden Leave in accordance with clause 17.1, the Executive will return to the Company all property referred to in clause 16.1 which is In his possession or under his control and shall not retain any copies, notes or extracts. If required, the Executive shall sign an undertaking confirming that he has complied with this clause and the Company may withhold any sums then owing to him until he has provided the same.

16.3	The Executive will co-operate with any request made by the Company either during or after the termination of his employment to provide access (including passwords and any codes) to any computer or other equipment (electronic or otherwise) in his possession or under his control which contains Information relating to the Company or any Group Company or the Parent or any other Group Company or any Joint Venture Business or its or their business. The Executive agrees to permit the Company to inspect, copy or remove any such information.

17	GARDEN LEAVE

17.1	During any period of notice, and provided that the Company continues to pay the Base Salary and to provide all benefits to which he is contractually entitled (or to pay a sum in lieu of such benefits) until the termination of his employment (“Garden Leave”), then the Company shall be entitled at its absolute discretion:

(a)	to require the Executive not to carry out his duties or to exercise his powers or responsibilities under this Agreement during his notice period (or any part of such period);

(b)	to require the Executive not to attend his place of work or any other premises of the Company or the Parent or any other Group Company or any Joint Venture Business during his notice period (or any part of such period);

(c)	to require the Executive not to make contact with any employees, agents or customers or clients of the Company or any Group Company or any Joint Venture Business except as directed by the Company during his notice period (or any part of such period);

(d)	to require the Executive to work from his home and/or to carry out exceptional duties or special projects outside the normal scope of his duties and responsibilities;

(e)	to announce to employees, clients, suppliers and customers of the Company or the Parent or any other Group Company or any Joint Venture Business that the Executive has been given notice of termination or resigned (as the case may be).

17.2	Unless the Company agrees otherwise, the Executive will not, during Garden Leave:

(a)	do any work, whether paid or unpaid, for any third party save that he may continue his association with Ceva Group as a non-executive director and ICG as a non-executive director and shareholder on the same basis as exists at the date of this agreement as provided for at clause 13.2 above;

(b)	hold himself out as a director or other officer of the Company or the Parent or any other Group Company or any Joint Venture Business;

(c)	make any comment to any person about the change to his duties, except to confirm that he is on Garden Leave.

17.3	The Executive acknowledges that he remains employed by the Company and the terms of this Agreement apply during any Garden Leave. Provided always that during any period of Garden Leave the Executive shall be entitled to resign as a director of the Company or the Parent or any Group Company or any Joint Venture Business.

18	SUMMARY TERMINATION OF EMPLOYMENT

18.1	The employment of the Executive may be terminated by the Company by summary notice in writing at any time if the Executive shall have:

(a)	committed any serious breach or repeated or continued (after warning) any material breach of his obligations hereunder; or

(b)	been guilty of conduct tending to bring himself or the Company or any Group Company into disrepute or done or omit to do anything which was or might reasonably be expected to become materially prejudicial to the interests of the Company or any Group Company; or

(c)	become bankrupt under the laws of the United Kingdom or the United States Bankruptcy Code; or

(d)	been or become prohibited by law from being a director or (other than at the request of the Company) unilaterally resigned as a director of the Parent; or

(e)	been convicted in the United States of any felony involving dishonesty or violence or any other criminal offense other than an offense which does not in the reasonable opinion of the Board affect his position under this Agreement; or

(f)	been guilty of any deliberate act of harassment, discrimination or victimisation on race, sex, disability, religion or sexual orientation grounds; or

(g)	been prevented by illness or accident from performing his duties under this Agreement for an aggregate period exceeding 26 weeks in any consecutive 52 week period.

18.2	If the Executive’s appointment under the Appointment Letter terminates for any reason whatsoever, the Company may terminate this Agreement, provided that any such termination of the Agreement shall be deemed to be on the same basis as the reason for terminating the Appointment Letter.

18.3	The Company shall be entitled at any time to suspend the Executive on full pay for so long as it may think fit to investigate any of the matters detailed In clauses 18.I(a) to 18.1(f) (inclusive) above if the Company considers it is necessary to do so. During any such period of suspension the Executive shall not attend at his place of work or carry out any of his duties unless specifically required by the Company in writing.

18.4	The termination by the Company of this Agreement shall be without prejudice to any claim which the Company may have for damages or other remedies arising from any breach thereof by the Executive giving rise to such termination.

19	RESIGNATION OF DIRECTORSHIPS

Upon the termination of this Agreement howsoever arising or at any time during Garden Leave pursuant to clause 17.1 the Executive shall at the request of the Company and may at his discretion resign without claim for compensation from any office as a director of the Company and all such offices held by him in the Parent or any other Group Company or any Joint Venture Business as may be so requested and should he fail to do so the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents necessary to give effect thereto. Such resignation is agreed to be without prejudice to any rights the Executive may have arising out of the termination of his employment under the Agreement.

20	RESTRICTIONS AFTER END OF EMPLOYMENT

20.1	In consideration for the payments and other benefits due to him under this Agreement, the Executive agrees to enter into the restrictions in Schedule 1 to protect the legitimate Interests of the Company and any other Group Company.

20.2	The Executive agrees that If he receives any offer of employment or any other work during his employment or during the twelve months after the termination of his employment, he will give to the person offering him the employment or engagement a copy of this Agreement and draw their attention to this clause 20 and Schedule 1 in particular.

21	NON-REPRESENTATION

21.1	The Executive covenants with the Company that he will not knowingly at any time make any untrue statement in relation to the Company or any Group Company or any Joint Venture Business and shall not after the termination of his employment represent himself as still being employed by or connected with the Company or any Group Company or any Joint Venture Company.

21.2	The Executive further covenants with the Company that he will not except with the prior written consent of the Board of the Parent, use the name “WPP” or any other name identical to or likely to be confused with any name which has been used by the Company or any Group Company or the Parent or any other Group Company or Joint Venture Business at any time during the period of twelve months prior to the termination of this agreement.

22	SEVERABILITY

The provisions of this Agreement and the attached Schedules are severable. If any provision (or any identifiable part of any provision) is held to be invalid or unenforceable by any court of competent jurisdiction, then such invalidity or unenforceability will not affect the validity or enforceability of the remaining provisions.

23	NOTICES

23.1	Any notice required or permitted to be given hereunder shall be given in writing delivered personally or by certified or registered mail, postage prepaid, return receipt requested or by telefax to the Company at its registered office from time to time (or such address as it may have notified to the Executive in accordance with this clause) or to the Executive at the last address notified to the Company.

23.2	Any notice delivered personally shall be deemed to be received when delivered to the address referred to in clause 23.1 and any notice sent by certified or registered mail, postage pre-paid, return receipt requested) shall be deemed (in the absence of evidence of earlier receipt) to be received two days after posting and in proving the time of dispatch it shall be sufficient to show that the envelope containing such notice was properly addressed, stamped and posted. A notice sent by telefax shall be deemed to have been received on receipt by the sender of the correct “answerback”.

24	GENERAL

24.1	The expiration or termination of this Agreement howsoever arising shall not operate to affect such of the provisions hereof as in accordance with their terms are expressed to operate or have effect thereafter.

24.2	The headings to the clauses of this Agreement are for convenience only and shall have no legal effect.

24.3	Unless the context otherwise requires, words imparting one gender include all other genders and words imparting the singular include the plural and vice versa.

24.4	This Agreement cancels and is in substitution for all previous letters of engagement, agreements, arrangements and contracts of service (whether oral, implied or in writing) relating to the services to be provided by the Executive to the Company, all of which shall be deemed to have been terminated by mutual consent as from the Commencement Date.

25	GOVERNING LAW/JURlSDlCTlON

25.1	This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York without reference to its conflict of laws principles, to the extent such principles may cause the application of the laws of any other jurisdiction.

25.2	Any judicial proceeding brought against either of the parties hereto on any dispute arising out of this Agreement or any matter related hereto may be brought in the state courts of the State of New York or the federal courts of the United States sitting in the Southern District of the State of New York, and by execution and delivery of this Agreement, each of the parties accepts for himself or itself the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each of the parties irrevocably waives to the fullest extent permitted by law any objection that he or it may now or hereafter have to the laying of the venue of any judicial proceeding brought in such courts and any claim that any such judicial proceeding has been brought in an inconvenient forum.

26	ENTIRE AGREEMENT

This Agreement and the Appointment Letter, together with the Schedules constitute the entire terms and conditions of employment of the Executive by any Group Company. The Executive confirms he has not been persuaded to enter into this Agreement by any representation that is not set out in this Agreement. The Executive waives all his rights arising from any representation given in connection with this Agreement, other than his rights to claim a breach of the terms of this Agreement. The waiver does not apply to any fraudulent representations.

27	COUNTERPARTS

This Agreement may be executed in two or more counterparts.

SCHEDULE 1

CONFIDENTIALITY AND POST-TERMINATION RESTRICTIONS

Part 1 Protection of Confidential information

1	The Executive shall not (except in the proper performance of his duties hereunder either during his employment or at any time after his employment has ended divulge to any Person or otherwise make use of and shall use his best endeavours to prevent the publication or disclosure of any trade secrets or Confidential Information.

2	During the Executive’s employment hereunder the Executive will not make any notes or memoranda relating to Confidential Information and/or any aspect of the business or any Group Company or any Joint Venture Business or any Target Business other than those which are for the sole benefit of any Group Company. All such notes and memoranda made by the Executive will belong to the Company.

3	The Company and any other Group Company may, from time to time, be entrusted with confidential or proprietary information, trade secrets or intellectual property belonging to third parties (“Third Party Confidential Information”). The Executive agrees to be bound by any contractual undertakings or obligations which the Company or any other Group Company imposes on its or their employees in respect of the Third Party Confidential Information. The Executive will enter into any confidentiality undertaking that the Company or any other Group Company may require him to enter into with any such third party or Group Company.

4	The Executive will only access and use any Group Company’s computer and electronic equipment for the purposes of his employment under this Agreement. Any personal or laptop computer or similar equipment provided or made available or accessible to the Executive by the Company will be solely for the use of the Executive in the proper performance of his duties and shall not be used or misused for any other purpose.

5	The Executive shall not at any time (whether during or after the termination of his employment) erase, corrupt or otherwise interfere with any data, records or Confidential information held in whatever form, including electronic equipment, provided, available or accessible to the Executive by the Company.

6	Upon request at any time during his employment under this Agreement or after it ends the Executive will immediate disclose to the Company the relevant passwords to all current password protected documents created or used by him during the continuance of the employment in relation to the business and/or affairs of any Group Companies.

7	The restrictions in this Part 1 of Schedule I shall:

7.1	not apply to information which is in the public domain other than as a consequence of any breach of duty by the Executive whether directly or indirectly or on his behalf; and

7.2	not restrict the Executive from making disclosures of Confidential Information when required by law; and

7.3	be in addition to and without prejudice to the duties and obligations of the Executive implied into this Agreement by law nor shall any of the foregoing be deemed to limit any of the Executive’s fiduciary duties and responsibilities.

Part 2 Restrictions during Garden Leave and after end of employment

8	The Executive agrees and undertakes with the Company on behalf of itself and as agent for any Group Company that he will not in any Relevant Capacity at any time during the twelve (12) month period commencing on the Effective Date:

8.1	within the Restricted Territory take any steps preparatory to or be engaged, employed, interested or concerned in:

(a)	any Restricted Business which is in competition with the Company or any Relevant Group Company; and/or

(b)	any Target Business Entity; and/or

(c)	any Person directly or indirectly owning or controlling any such Restricted Business or Target Business Entity; or

8.2	within the Restricted Territory acquire a substantial or controlling interest directly or by or through any nominee or nominees in any Restricted Business, Target Business Entity or in any Person owning or controlling a Restricted Business or Target Business Entity; or

8.3	solicit or attempt to solicit, canvass, interfere with or entice away from the Company or any Relevant Group Company the custom or any prospective custom of any Client or any Prospective Client with a view to providing to that Client or Prospective Client any products or services which are the same as or materially similar to the Restricted Business in competition with the Company or any Relevant Group Company; or

8.4	provide or agree to provide any products or services which are the same as or materially similar to the Restricted Business with any Client or any Prospective Client in competition with the Company or any Relevant Group Company; or

8.5	solicit, entice or encourage or attempt to solicit, entice or encourage any Key Person to leave the employment with the Company or any Relevant Group Company (whether or not such person would commit any breach of his contract of employment by so leaving) in relation to any Restricted Business or other entity directly or indirectly owned by or controlling any Restricted Business which is or is proposing to be in competition with the Company or any Relevant Group Company; or

8.6	employ, engage, appoint, enter into partnership or association with or in any way cause to be employed, engaged or appointed the services of any Key Person in relation to any Restricted Business or other entity directly or indirectly owned by or controlling any Restricted Business which is or is proposing to be in competition with the Company or any Relevant Group Company; or

8.7	provide or agree to provide any Restricted Business in respect of any Competitor Account; or

8.8	be employed or engaged by any Client or Prospective Client if a reasonably likely consequence is that the Client or Prospective Client will cease to use or materially reduce its usage of the services of the Company or any Relevant Group Company or, in the case of a Prospective Client, will not use the services of the Company or any Relevant Group Company or use them to a materially lesser extent; or

8.9	solicit or try to solicit or place orders for the supply of products or services from any Supplier if a reasonably likely consequence is that the Supplier will cease supplying, materially reduce its supply or vary detrimentally the terms on which it supplies products or services to the Company or any Relevant Group Company; or

8.10	encourage, assist or procure any Person to do anything which if done by the Executive would be a breach of paragraphs 8.1 to 8.9 above.

9	The parties agree that the restrictions (whether taken individually or as a whole) in paragraph 8 above are reasonable having regard to the legitimate protectable interests of the Company and that each such restriction is intended to be separate and severable. In the event that any of the restrictions is held to be void but would be valid if part of its wording was deleted, that restriction shall apply with whatever deletion is necessary to make it valid and effective.

10	It is understood and agreed by the Company and the Executive that damages shall be an inadequate remedy in the event of a breach by the Executive of any of the restrictions contained in paragraph 8 of this Schedule and that any such breach by the Executive or on his behalf will cause the Company great and irreparable injury and damage. Accordingly, the Executive agrees that the Company shall be entitled, without waiving any additional rights or remedies otherwise available to it at law or in equity or by statute and without having to post bond or other security or having to prove the inadequacy of the available remedies at law, to injunctive and other equitable relief in the event of a breach or intended or threatened breach by the Executive of any of the restrictions contained in paragraph 8 above.

11	For the purposes of this Schedule (Parts 1 and 2) the following additional definitions shall apply:

11.1	“Client” means any Person with whom or which the Company or any Relevant Group Company has arrangements in place for the provision by the Company or any Relevant Group Company of Restricted Business and with whom or which the Executive had material involvement or for whose business the Executive was responsible for in the course of his duties to the Company or any Relevant Group Company at any time during the Relevant Period.

11.2	“Competitor Account” means any account, product or brand which competes with any Client’s account, product or brand in respect of which the Executive had material dealings or responsibility on behalf of the Company or the Parent or any other Relevant Group Company at any time during the Relevant Period.

11.3	“Effective Date” means the Termination Date or (if earlier) the date on which the Company first exercises all or part of all its rights under clause 14 (Garden Leave).

11.4	“Key Person” means any person , who was employed by the Company or any Relevant Group Company to provide services personally at the Effective Date and who during the Relevant Period had material dealings with the Executive and:

(a)	either reported directly to the Executive; and

(b)	had material contact with customers or suppliers of the Company or any other Relevant Group Company in the course of his/her employment; or

(c)	was a member of the Board or reported directly to a member of the Board or who was a member of the senior management team of the Company or any Relevant Group Company.

11.5	“Person” means any individual, firm, company or other entity.

11.6	“Prospective Client” means any Person who was at any time during the Relevant Period negotiating or discussing (which shall include for the purpose a pitch or presentation) with the Company or any Relevant Group Company with a view to the provision to it by the Company or any Relevant Group Company of any Restricted Business and in respect of which such negotiations or discussions the Executive was materially involved or had responsibility during the Relevant Period.

11.7

“Relevant Capacity” means either alone or jointly with another or others, whether as principal, agent, consultant, director, partner, shareholder, independent contractor, employee or in any other capacity, whether directly or indirectly, through any Person and whether for the

Executive’s own benefit or that of others (other than as a shareholder holding directly or indirectly by way of bona fide investment only and subject to prior disclosure to the Company up to 1% in nominal value of the issued share capital or other securities of any class of any company listed or dealt in on any recognised Stock Exchange).

11.8	“Relevant Period” means the six month period ending with the Effective Date in relation to sub-clauses 8.5 and 8.6 and twelve-month period ending with the Effective Date in all other cases.

11.9	“Restricted Business” means the provision of any products or services by the Company or the Parent or any other Relevant Group Company at any time during the Relevant Period with which the Executive had a material involvement during the course of his employment at any time during the Relevant Period.

11.10	“Relevant Group Company” means the Parent and any other Group Company to which the Executive has rendered services or for which he had management or operational responsibility in the Relevant Period in the course of his duties to the Company.

11.11	“Restricted Territory” means England and such other countries in which the Company or any Relevant Group Company carried on the Restricted Business at the Effective Date.

11.12	“Supplier” means any Person who at any time during the Relevant Period before the Termination Date provided products or services to the Company or any Relevant Group Company being a Person with whom the Executive had material dealings or for whom the Executive had responsibility on behalf of the Company or any Relevant Group Company at any time during the Relevant Period.

11.13	“Target Business Entity” means any business howsoever constituted (whether or not conducting a Restricted Business) which was at the Effective Date or at any time during the Relevant Period a business which the Company or the Parent or any other Relevant Group Company had entered into negotiations with had approached or had identified as

(a)	a potential target with a view to its acquisition by the Company or any Relevant Group Company and/or

(b)	a potential party to any joint venture with the Company or any Relevant Group Company in either case where such approach or negotiations or identification were known to a material degree by the Executive on or before the Effective Date.

11.14	“Termination Date” means the date of termination of this Agreement.

SCHEDULE 2

lncentivisation Plans

The Executive shall be eligible to participate in each of the incentivisation plans that are referred to below in accordance with the rules of the plans from time to time. The receipt of any bonus or payment under any or all of these plans in one year shall not create any right or expectation of the same in any subsequent year.

1	THE SHORT TERM INCENTIVE PLAN (“STIP”)

1.1	The Executive shall be entitled subject to the provisions of this Schedule 2 to participate in the STIP. Any bonus under the STlP shall be determined on the basis of the Executive’s performance evaluated against specific objectives which are agreed at the beginning of each calendar year by the Executive and the Parent and approved by the Compensation Committee for the time being of the Parent (“the Compensation Committee”). All payments under the STIP shall be discretionary and subject to the approval of the Compensation Committee and the performance of the Parent.

1.2	If all such annual performance objectives for the 2008 financial year, i.e. 1 January 2008—31 December 2008, are met a “Target Bonus” equal to 80% of the aggregate of the Base Salary and Director’s Fee may be payable. If such objectives are exceeded then a total bonus of up to 120% of the aggregate of the Base Salary and Director’s Fee may be payable.

1.3	Any bonuses due under the STlP are payable by 15 March in the following year by reference to which the bonus was payable. The relevant percentage of the STlP related to the Base Salary will be paid in US$ and the percentage related to the Director’s Fee will either be paid in Sterling via US payroll or at the Executive’s request will be converted to US$ at the prevailing spot rate of £/US$ as at the date of payment of the bonus.

1.4	In the event the Executive is under or has been given notice of termination pursuant to clause 3, such notice not having expired prior to the end of the year to which the STlP relates, then the Executive shall be entitled to receive the same in full on the basis provided for in clauses 1.1 and 1.2. The provisions of this clause 1.4 shall take precedence over any other rules affecting the STlP or any provision of this Agreement.

2	LONG TERM INCENTIVE PLANS

2.1	The Executive shall be eligible at the discretion of the Company or the Parent to participate in Executive Share Awards (ESAs) granted under the WPP Group plc Restricted Stock Plan or any such plan introduced by the Company to replace the WPP Group plc Restricted Stock Plan (in either case referred to in this Agreement as “RSP”) and the WPP Leadership Equity Acquisition Plan (“LEAP”).

2.2	The Executive shall be eligible to be granted ESAs at the discretion of the Company or the Parent under the RSP as an annual award with an annual grant equal to the aggregate of 100% of his Base Salary and Director’s Fee from time to time payable under this Agreement and the Appointment Letter. The grant of ESAs to the Executive in any particular year shall be dependent upon the financial performance of the Company over the previous year and subject to the approval of the Compensation Committee. ESAs granted pursuant to this paragraph shall, unless the Compensation Committee determines otherwise, and subject to the rules of the RSP as amended by this Agreement require that the Executive remain in employment for a period of two years after the grant of the ESA (the “retention period”).

2.3	The Executive has been made awards under the 2004 Leadership Equity Acquisition Plan (“LEAP”) and subject to the discretion of the Compensation Committee he shall be entitled to further annual awards under LEAP or any successor plan to LEAP.

2.4	Subject clauses 2.5 and 2.6 below, the entitlement of the Executive under the RSP and LEAP if this Agreement is terminated by either the Company or the Executive shall be governed by the rules of the RSP and LEAP as the case may be.

2.5	In the event that the Executives under notice or has been given notice of termination, pursuant to clause 3, subject always to such notice not having expired prior to the end of the retention period, then in relation to the ESAs, the Executive shall be entitled to receive in full the benefit applicable to those ESAs on the basis referred to in clauses 2.1 and 2.2 above.

2.6	In the event that the Company shall give notice under the provisions of clause 3.1, then in relation to the ESAs which were held by the Executive but which lapse following the service of notice under Clause 3.1, the Executive shall be entitled to receive in cash a prorated proportion of the benefit to which he would otherwise have been entitled, had no such notice been given during that retention period which shall be calculated on the basis of the number of months which the Executive would have remained in employment (counted from 12 months before the date of grant of that ESA) had he remained in employment until the expiry of the said notice bears to thirty six.

IN WITNESS the hands of the parties the day and year first hereinbefore written.

WPP Group USA, Inc.

By:	Assistant Secretary

Paul Winston George Richardson

By:

30 April 2009.

By setting forth my signature below, I agree that my Agreement shall be amended in the manner set forth below, effective January 1, 2009.

1.	As determined by your employer, to the extent any provision of your Agreement, or any other agreement with your employer, constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(l) of the Internal Revenue Code of 1986, as amended (the “Code”), which provides payments to you upon your “separation from service” within the meaning of Section 409A(a)(2)(A)(i) of the Code, and you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code at the time of such separation, then any such payment shall commence on the date that is six months after the date of your separation from service and any amounts withheld during such six-month period shall be paid once benefits commence. The right to a series of installment payments hereunder is treated as a right to a series of separate payments. Subject to the six-month delay described immediately above, severance or bridging pay will be paid in accordance with normal payroll practices following your separation from service and, if you are required to sign a release or waiver in order to receive such pay, shall be conditioned on you signing such release or waiver.

2.	To the extent you are entitled to receive taxable reimbursements and/or in-kind benefits, the following provisions apply: (i) you shall receive such reimbursements and benefits for the period set forth in your Agreement and, if no such period is specified, you shall receive such reimbursements and benefits for the term of your Agreement, (ii) the amount of such reimbursements and benefits you receive in one year shall not affect amounts provided in any other year, (iii) such reimbursements must be made by the last day of the year following the year in which the expense was incurred, and (iv) such reimbursements and benefits may not be liquidated or exchanged for any other reimbursement or benefit.

3.	No acceleration of any payments you are entitled to under your Agreement shall be permitted if it would cause you to incur a tax under Section 409A of the Code.

4.	To the extent the provisions of your Agreement or any other nonqualified deferred compensation arrangement in which you participate may be subject to Section 409A of the Code, such provisions may be limited, construed and interpreted in accordance with Section 409A of the Code and any applicable guidance issued with respect thereto by the Department of Treasury or Internal Revenue Service. Any provision in your Agreement or any other nonqualified deferred compensation arrangement in which you participate that is inconsistent with Section 409A of the Code may be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision may be null and void.